Exhibit 21.1

List of Subsidiaries of Everbridge, Inc.

Company Name	Jurisdiction
Beijing Wan Qiao Da Guan Information & Technology Ltd.	China
Everbridge Holdings Limited	United Kingdom
Everbridge Europe Limited	United Kingdom
Everbridge Securities Corporation	Massachusetts
Microtech USA LLC	Delaware
Svensk Krisledning AB	Sweden
Unified Messaging Systems AS	Norway
UMS AB	Sweden
UMS ApS	Denmark
UMS France SAS	France
UMS Limited	United Kingdom
UMS OY	Finland
Unified Messaging Systems & Services Private Limited	India
UMS Americas, LLC	Florida
Previstar, Inc.	Delaware
Previstar Private Limited	India
Wilgenhof NB Heiloo B.V.	Netherlands
Respond Beheer B.V.	Netherlands
Everbridge Asia Pte. Ltd.	Singapore